77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Focus Value Fund, Inc. held on August 25, 2011 the results were as follows:

Proposal 1.

           1: To consider a proposal to approve an Agreement and Plan of Reorganization pursuant to which BlackRock Focus Value Fund, Inc. (the “Fund”) would transfer all of its assets to the BlackRock Basic Value Fund, Inc. (the “Acquiring Fund”) in exchange for the assumption by the Acquiring Fund of certain stated liabilities of the Fund and shares of the Acquiring Fund.

For                                         Against                                         Abstain
7,011,291.401                                                       480,450.464                            484,756.555